Exhibit 99.1

Supplemental Discussion of Pro forma Caesars Entertainment Operating Company Results

On January 28, 2008, Caesars Entertainment Corporation (“Caesars Entertainment”, or “CEC”) was acquired by affiliates of Apollo Global Management, LLC and TPG Capital, LP in an all cash transaction, hereinafter referred to as the “Acquisition.” A substantial portion of the financing of the Acquisition is comprised of bank and bond financing obtained by Caesars Entertainment Operating Company, Inc. (for purposes of this Exhibit, “CEOC”, the “Company,” “we,” “our” or “us”, and including our subsidiaries when the context requires), a wholly-owned subsidiary of Caesars Entertainment. This financing is neither secured nor guaranteed by Caesars Entertainment’s other wholly-owned subsidiaries, including certain subsidiaries that own properties that are secured under $5,031.5 million face value of commercial mortgage-backed securities (“CMBS”) financing. Therefore, we believe it is meaningful to provide information pertaining solely to the consolidated financial position and results of operations of CEOC and its subsidiaries.

OPERATING RESULTS FOR CEOC

Overall CEOC Results

The following tables represent CEOC’s unaudited Consolidated Condensed Balance Sheets as of June 30, 2011 and December 31, 2010 and its unaudited Consolidated Condensed Statements of Operations for the quarter and six months ended June 30, 2011 and June 30, 2010. Also included are the unaudited Consolidated Condensed Statements of Cash Flows for the six months ended June 30, 2011 and June 30, 2010.

Caesars Entertainment Operating Company, Inc.

Consolidated Condensed Balance Sheets

(Unaudited)

(In millions)	June 30, 2011	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$649.9	$619.1
Receivables, net of allowance for doubtful accounts	365.4	344.5
Deferred income taxes	153.6	159.1
Prepayments and other current assets	191.9	129.0
Inventories	38.7	38.7
Assets held for sale	2.8	—

Total current assets	1,402.3	1,290.4

Land, buildings, riverboats and equipment, net of accumulated depreciation	12,197.9	12,426.0
Goodwill	1,732.9	1,731.5
Intangible assets other than goodwill	4,167.2	4,153.7
Investments in and advances to non-consolidated affiliates	96.8	85.3
Restricted cash	418.5	—
Deferred charges and other	574.5	605.3

	$20,590.1	$20,292.2

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable	$261.0	$218.9
Interest payable	188.6	205.3
Accrued expenses	724.6	765.7
Current portion of long-term debt	44.6	55.6

Total current liabilities	1,218.8	1,245.5
Long-term debt	15,348.8	14,405.2
Notes payable to affiliate	310.2	500.0
Deferred credits and other	888.4	893.5
Deferred income taxes	3,675.3	3,828.1

	21,441.5	20,872.3

Total Caesars Entertainment Operating Company, Inc. Stockholder’s deficit	(894.7)	(618.7)
Non-controlling interests	43.3	38.6

Total Stockholder’s deficit	(851.4)	(580.1)

	$20,590.1	$20,292.2

Caesars Entertainment Operating Company, Inc.

Consolidated Condensed Statements of Operations

(Unaudited)

	Quarter Ended June 30,		Six Months Ended June 30,
(In millions)	2011	2010	2011	2010
Revenues
Casino	$1,358.0	$1,392.1	$2,726.3	$2,821.3
Food and beverage	256.0	258.9	512.0	510.3
Rooms	190.8	182.6	375.4	346.0
Management fees	8.9	9.1	18.0	22.2
Other	126.0	108.9	240.3	215.4
Less: casino promotional allowances	(222.0)	(247.8)	(446.2)	(500.5)

Net revenues	1,717.7	1,703.8	3,425.8	3,414.7

Operating expenses
Direct
Casino	773.1	817.2	1,558.1	1,644.4
Food and beverage	105.7	99.4	206.8	187.8
Rooms	44.9	41.1	85.4	75.4
Property, general, administrative and other	364.8	390.3	751.5	755.0
Depreciation and amortization	135.8	155.5	274.2	285.3
Project opening costs	4.0	1.6	4.3	2.3
Write-downs, reserves and recoveries	23.0	87.5	39.1	92.8
Impairment of intangible assets, including goodwill	—	100.0	—	100.0
Loss on interests in non-consolidated affiliates	1.1	1.1	1.5	1.7
Corporate expense	36.3	29.0	63.7	56.0
Acquisition and integration costs	(0.3)	0.4	1.7	7.6
Amortization of intangible assets	24.3	24.7	48.6	52.5

Total operating expenses	1,512.7	1,747.8	3,034.9	3,260.8

Income/(loss) from operations	205.0	(44.0)	390.9	153.9
Interest expense, net of interest capitalized	(500.5)	(409.8)	(954.8)	(857.6)
Losses on early extinguishments of debt	—	(4.6)	—	(4.6)
Other income, including interest income	4.7	3.5	8.4	18.0

Loss before income taxes	(290.8)	(454.9)	(555.5)	(690.3)
Benefit for income taxes	114.0	178.3	208.0	250.7

Net loss	(176.8)	(276.6)	(347.5)	(439.6)
Less: net income attributable to non-controlling interests	(2.4)	(1.5)	(5.2)	(3.6)

Net loss attributable to Caesars Entertainment Operating Company, Inc.	$(179.2)	$(278.1)	$(352.7)	$(443.2)

Caesars Entertainment Operating Company, Inc.

Consolidated Condensed Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30,
(In millions)	2011	2010
Cash flows used in operating activities	$(167.2)	$(79.2)

Cash flows (used in)/provided by investing activities
Land, buildings, riverboats and equipment additions, net of change in construction payables	(78.6)	(59.3)
Change in restricted cash	(474.6)	—
Investments in subsidiaries	—	(1.1)
Payment made for partnership interest	—	(19.5)
Payment made for Pennsylvania gaming rights	—	(16.5)
Cash acquired in business acquisition, net of transaction costs	—	13.0
Investments in/advances to non-consolidated affiliates and other	(74.0)	—
Proceeds from other asset sales	1.2	13.0
Other	(5.1)	(6.4)

Cash flows used in investing activities	(631.1)	(76.8)

Cash flows provided by/(used in) financing activities
Proceeds from the issuance of long-term debt	863.8	740.8
Debt issuance costs	(17.5)	(17.3)
Borrowings under lending agreements	135.0	1,175.0
Repayments under lending agreements	(135.0)	(1,604.2)
Cash paid in connection with early extinguishments of debt	(17.4)	(219.9)
Scheduled debt retirements	(23.5)	(177.8)
Non-controlling interests’ distributions, net of contributions	(3.9)	(1.8)
Other	(3.4)	(1.1)
Intercompany note borrowings, net of repayments	31.0	439.4

Cash flows provided by financing activities	829.1	333.1

Effect of deconsolidation of variable interest entities	—	4.4

Net increase in cash and cash equivalents	30.8	181.5
Cash and cash equivalents, beginning of period	619.1	568.8

Cash and cash equivalents, end of period	$649.9	$750.3

REGIONAL AGGREGATION

The executive officers of our Company review operating results, assess performance and make decisions related to the allocation of resources on a property-by-property basis. We, therefore, believe that each property is an operating segment and that it is appropriate to aggregate and present the operations of our Company as one reportable segment. In order to provide more meaningful information than would be possible on either a consolidated basis, or an individual property basis, our casino properties as of June 30, 2011, have been grouped as follows to facilitate discussion of our operating results:

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Showboat Atlantic City	Harrah’s New Orleans	Harrah’s St. Louis
Bally’s Las Vegas	Bally’s Atlantic City	Harrah’s Louisiana Downs	Harrah’s North Kansas City
Imperial Palace	Caesars Atlantic City	Horseshoe Bossier City	Harrah’s Council Bluffs
Bill’s Gamblin’ Hall &	Harrah’s Chester (2)	Grand Biloxi	Horseshoe Council Bluffs/
Saloon		Harrah’s Tunica	Bluffs Run
Planet Hollywood Resort &		Horseshoe Tunica
Casino (1)		Tunica Roadhouse Hotel &
Casino

Illinois/Indiana	Other Nevada	Managed and International
Horseshoe Southern Indiana	Harrah’s Reno	Harrah’s Ak-Chin (4)
Harrah’s Joliet (3)	Harrah’s Lake Tahoe	Harrah’s Cherokee (4)
Harrah’s Metropolis	Harvey’s Lake Tahoe	Harrah’s Rincon (4)
Horseshoe Hammond		Conrad Punta del Este (2)
Casino Windsor (5)
London Clubs International (6)

(1)	Acquired on February 19, 2010.
(2)	We have an approximately 95 percent ownership interest in and manage this property.
(3)	We have an 80 percent ownership interest in and manage this property
(4)	Managed.
(5)	We have a 50 percent interest in Windsor Casino Limited, which operates this property. The province of Ontario owns the complex.
(6)	We own, operate or manage ten casino clubs in the provinces of the United Kingdom and two in Egypt. We have a 70 percent ownership interest in and manage one casino club in South Africa.

CONSOLIDATED OPERATING RESULTS

	Quarter Ended June 30,		Percentage Increase/ (Decrease)		Six Months Ended June 30,		Percentage Increase/ (Decrease)
(In millions)	2011	2010			2011	2010
Casino revenues	$1,358.0	$1,392.1	(2.4)%		$2,726.3	$2,821.3	(3.4)%
Net revenues	1,717.7	1,703.8	0.8%		3,425.8	3,414.7	0.3%
Income/(loss) from operations	205.0	(44.0)	N/M		390.9	153.9	N/M
Impairment of intangible assets, including goodwill	—	100.0	N/M		—	100.0	N/M
Income from operations before impairment charges	205.0	56.0	N/M		390.9	253.9	54.0%
Net loss attributable to Caesars Entertainment Operating Company, Inc.	(179.2)	(278.1)	(35.6)%		(352.7)	(443.2)	(20.4)%
Operating margin	11.9%	(2.6)%	14.5	pts	11.4%	4.5%	6.9	pts
Operating margin before impairment	11.9%	3.3%	8.6	pts	11.4%	7.4%	4.0	pts

The Company’s net revenues for the quarter ended June 30, 2011 increased 0.8 percent to $1,717.7 million from $1,703.8 million for 2010 despite an overall decline in visitation due to the temporary closures of five of our properties in the Illinois/Indiana and Louisiana/Mississippi regions due to flooding. The increase was attributable to higher spend from our most loyal customers as well as growth in hotel revenue, most notably in the Las Vegas market. Net revenues for the six months ended June 30, 2011 increased 0.3 percent to $3,425.8 million from $3,414.7 million. We experienced reduced visitation by our rated players due to temporary closures mentioned above as well as temporary closures of two other properties in the mentioned regions due to severe weather conditions, the effects of which were offset by increased customer spend per trip and the full six-month impact of Planet Hollywood Las Vegas, which we acquired in February 2010.

Income from operations for the quarter ended June 30, 2011 was $205.0 million compared with a loss from operations of $44.0 million in the 2010 period. Income from operations for the six months ended June 30, 2011 was $390.9 million, compared with $153.9 million for the year-ago period. The loss from operations for the quarter ended June 30, 2010 and the income from operations for the six months ended June 30, 2010 included impairment charges related to goodwill and other non-amortizing intangible assets of $100.0 million. Prior to the consideration of the 2010 impairment charges, income from operations was $56.0 million and $253.9 million for the 2010 periods. The increase of 2011 over 2010 was due to reduced operating expenses resulting from the company’s cost-reduction efforts and, reduced and more focused marketing expenditures. Additionally, we recorded charges during the quarter ended June 30, 2010, with no comparable amounts in 2011, for $52.2 million to fully reserve a note-receivable balance related to a venture for development of a casino project in Philadelphia, and $25.0 million relating to a previously disclosed contingency. These charges are reported for 2010 within Write downs, reserves and recoveries in the Consolidated Condensed Statement of Operations.

Net loss attributable to Caesars Entertainment Operating Company, Inc. for the quarter ended June 30, 2011 was $179.2 million compared with $278.1 million for the year-ago quarter. Net loss attributable to Caesars Entertainment Operating Company, Inc. for the six months ended June 30, 2011 was $352.7 million compared with $443.2 million for the year-ago period.

REGIONAL OPERATING RESULTS

Flooding of the Ohio and Mississippi rivers during the quarter ended June 30, 2011 caused temporary closures of Horseshoe Southern Indiana, Horseshoe Tunica, Tunica Roadhouse, Harrah’s Tunica, and Harrah’s Metropolis. Based on their locations and other factors, some properties were closed longer than others, however, all properties were reopened as of May 27, 2011. While the closures did contribute to the reduced net revenues experienced in the affected regions, the overall financial impact on our results of operations for 2011 is insignificant, after taking into account our insurance coverage. Costs incurred during the closures, as well as those in connection with restoring the affected properties to operating condition of approximately $29 million have not been expensed, but instead have been recorded as a receivable from our third party insurance providers. We also expect to receive insurance recoveries for lost profits through our business interruption insurance; however, these recoveries will be recognized into income in the period in which settlements with insurers are finalized.

Further discussion of CEOC’s quarter and six months ended June 30, 2011 results by region follow:

Las Vegas Region

	Quarter Ended June 30,		Percentage Increase/ (Decrease)		Six Months Ended June 30,		Percentage Increase/ (Decrease)
(In millions)	2011	2010			2011	2010
Casino revenues	$221.2	$170.6	29.7%		$428.2	$364.2	17.6%
Net revenues	417.0	348.1	19.8%		809.2	687.9	17.6%
Income from operations	75.7	16.8	NM		142.1	73.1	94.4%
Operating margin	18.2%	4.8%	13.4	pts	17.6%	10.6%	7.0	pts

Net revenues increased 19.8 percent and 17.6 percent for the quarter and six months ended June 30, 2011, respectively, from the year ago periods due to increased visitation and customer gaming spend per trip. Net revenues were also increased by higher total occupancy percentages and cash average daily room rates for the quarter and six months ended June 30, 2011. These trends demonstrate strengthening fundamentals in the region. Net revenues for the six months ended June 30, 2011 also include the full six-month impact of Planet Hollywood Las Vegas, which we acquired in February 2010. Income from operations for the quarter and six months ended June 30, 2011 increased compared to the 2010 periods due to the income impact of increased net revenues and improved operating margins due to our continued focus on effective cost management through the implementation of the Company’s efficiency projects. Included in the quarter and six months ended June 30, 2010 income from operations are increased levels of property remediation costs, which did not recur in the quarter or six month periods ended June 30, 2011.

On April 25, 2011 the financing was completed for the Octavius Tower at Caesars’ Palace Las Vegas (“Project Octavius”) and the development of a retail, dining and entertainment corridor located between the Imperial Palace Hotel and Casino and the Flamingo Las Vegas on the Las Vegas strip (“Project Linq”) and the Company has resumed work towards the completion of the Octavius Tower’s 662 rooms, including 75 luxury suites and expects to commence construction on Project Linq in the fourth quarter of 2011.

Atlantic City Region

	Quarter Ended June 30,		Percentage Increase/ (Decrease)		Six Months Ended June 30,			Percentage Increase/ (Decrease)
(In millions)	2011	2010			2009	2011	2010
Casino revenues	$313.6	$330.0	(5.0)%			$614.9	$652.7	(5.8)%
Net revenues	356.6	364.0	(2.0)%			691.5	706.1	(2.1)%
Income from operations	24.4	15.9	53.5%			32.9	25.4	29.5%
Operating margin	6.8%	4.4%	2.4	pts		4.8%	3.6%	1.2	pts

The Atlantic City Region revenues continued to be affected by the ongoing difficult economic environment, competition from new casinos and the mid-2010 introduction of table games in the Pennsylvania market. As a result, net revenues for the quarter and six months ended June 30, 2011 were slightly lower than the prior year periods. Income from operations for the quarter and six months ended June 30, 2011 increased from the year ago periods due to reduced operating expenses as a result of reduced and more focused marketing expenses, lower depreciation expense and reduced payroll-related and property-tax expenses.

Louisiana/Mississippi Region

	Quarter Ended June 30,		Percentage Increase/ (Decrease)		Six Months Ended June 30,		Percentage Increase/ (Decrease)
(In millions)	2011	2010			2011	2010
Casino revenues	$244.8	$272.1	(10.0)%		$507.6	$554.6	(8.5)%
Net revenues	267.7	298.7	(10.4)%		553.8	605.7	(8.6)%
Income/(loss) from operations	36.9	(30.6)	NM		70.6	1.7	NM
Impairment of intangible assets, including goodwill	—	51.0	NM		—	51.0	NM
Income from operations before impairment charges	36.9	20.4	80.9%		70.6	52.7	34.0%
Operating margin	13.8%	(10.2)%	24.0	pts	12.7%	0.3%	12.4	pts
Operating margin before impairment	13.8%	6.8%	7.0	pts	12.7%	8.7%	4.0	pts

Net revenues decreased for the quarter and six months ended June 30, 2011 compared to the 2010 periods, primarily due to the temporary closures of three properties in the region due to flooding. Included in income/(loss) from operations for the quarter and six months ended June 30, 2010 was an impairment charge of $51.0 million related to impairment of intangible assets at one of the region’s properties. Prior to the consideration of the 2010 impairment charges, income from operations for the quarter and six months ended June 30, 2011 improved from the 2010 periods, as a result of insurance recovery receivables recorded during the second quarter 2011 which offset certain costs incurred during the closures and as a result of the flooding. The 2010 second quarter and first half results include a one-time rent adjustment paid to the City of New Orleans in the amount of $6.4 million.

Iowa/Missouri Region

	Quarter Ended June 30,		Percentage Increase/ (Decrease)		Six Months Ended June 30,		Percentage Increase/ (Decrease)
(In millions)	2011	2010			2011	2010
Casino revenues	$173.4	$174.2	(0.5)%		$339.5	$349.9	(3.0)%
Net revenues	185.1	186.1	(0.5)%		362.5	373.7	(3.0)%
Income from operations	47.8	44.6	7.2%		91.7	92.1	(0.4)%
Operating margin	25.8%	24.0%	1.8	pts	25.3%	24.6%	0.7	pts

Net revenues in the region were relatively flat for the quarter ended June 30, 2011 and down 3.0 percent for the six months ended June 30, 2011 from the 2010 periods due to increased competitive pressures in the region and reduced visitation, offset by an increase in customer spend per trip. Income from operations for the quarter ended June 30, 2011 increased due to reduced operating expenses as a result of continued focus on effective cost management through the implementation of the Company’s efficiency projects.

Illinois/Indiana Region

	Quarter Ended June 30,		Percentage Increase/ (Decrease)		Six Months Ended June 30,		Percentage Increase/ (Decrease)
(In millions)	2011	2010			2011	2010
Casino revenues	$258.0	$294.6	(12.4)%		$526.4	$592.5	(11.2)%
Net revenues	268.8	295.5	(9.0)%		545.9	592.5	(7.9)%
Income from operations	40.6	38.3	6.0%		79.7	77.2	3.2%
Operating margin	15.1%	13.0%	2.1	pts	14.6%	13.0%	1.6	pts

Net revenues decreased for the quarter and six months ended June 30, 2011 compared to the 2010 periods, primarily due to the temporary closures of two properties in the region due to flooding. Income from operations for the quarter and six months ended June 30, 2011 improved from the 2010 periods, as a result of insurance recovery receivables recorded during the second quarter 2011 which offset certain costs incurred during the closures and as a result of the flooding.

Other Nevada Region

	Quarter Ended June 30,		Percentage Increase/ (Decrease)		Six Months Ended June 30,		Percentage Increase/ (Decrease)
(In millions)	2011	2010			2011	2010
Casino revenues	$55.5	$59.4	(6.6)%		$104.8	$113.3	(7.5)%
Net revenues	72.3	76.3	(5.2)%		141.4	149.0	(5.1)%
Income/(loss) from operations	5.2	(41.4)	NM		7.4	(39.5)	NM
Impairment of intangible assets, including goodwill	—	49.0	NM		—	49.0	NM
Income from operations before impairment charges	5.2	7.6	(31.6)%		7.4	9.5	(22.1)%
Operating margin	7.2%	(54.3)%	61.5	pts	5.2%	(26.5)%	31.7	pts
Operating margin before impairment charges	7.2%	10.0%	(2.8	) pts	5.2%	6.4%	(1.2	) pts

Net revenues for the quarter and six months ended June 30, 2011 declined from the 2010 periods due to lower guest visitation and lower customer spend per trip driven by increased competitive pressure. Included in the quarter and six months ended June 30, 2010 income/(loss) from operations was an impairment charge of $49.0 million related to the impairment of intangible assets at one of the region’s properties. Income from operations before impairment charges decreased for the quarter and six months ended June 30, 2011 as the effects from cost-savings initiatives were unable to offset the income impact of revenue declines.

Managed and International

	Quarter Ended June 30,		Percentage Increase/ (Decrease)	Six Months Ended June 30,		Percentage Increase/ (Decrease)
(In millions)	2011	2010		2011	2010
Net revenues
Managed	$12.8	$8.5	50.6%	$23.4	$21.0	11.4%
International	99.3	102.2	(2.8)%	225.2	219.9	2.4%

Total net revenues	$112.1	$110.7	1.3%	$248.6	$240.9	3.2%

Income from operations
Managed	$1.0	$3.1	(67.7)%	$2.1	$7.1	(70.4)%
International	1.6	3.5	(54.3)%	19.9	14.9	33.6%

Total income from operations	$2.6	$6.6	(60.6)%	$22.0	$22.0	—%

Revenues increases during the second quarter 2011 were attributable to Thistledown Racetrack which we acquired in July 2010 and increased visitation and customer spend per trip at our Uruguay property, offset by declines experienced by our two properties in Egypt as a result of recent political uprisings. Our properties in Egypt continue to be impacted by the turmoil in the region which is negatively impacting our income from operations.

OTHER FACTORS AFFECTING NET INCOME

	Quarter Ended June 30,		Percentage Increase/ (Decrease)	Six Months Ended June 30,		Percentage Increase/ (Decrease)
Expense/(Income) (In millions)	2011	2010		2011	2010
Corporate expense	$36.3	$29.0	25.2%	$63.7	$56.0	13.8%
Write-downs, reserves and recoveries	23.0	87.5	(73.7)%	39.1	92.8	(57.9)%
Impairment of intangible assets, including goodwill	—	100.0	N/M	—	100.0	N/M
Acquisition and integration costs	(0.3)	0.4	N/M	1.7	7.6	(77.6)%
Amortization of intangible assets	24.3	24.7	(1.6)%	48.6	52.5	(7.4)%
Interest expense, net	500.5	409.8	22.1%	954.8	857.6	11.3%
Losses on early extinguishments of debt	—	4.6	N/M	—	4.6	N/M
Other income	(4.7)	(3.5)	34.3%	(8.4)	(18.0)	(53.3)%
Benefit for income taxes	(114.0)	(178.3)	(36.1)%	(208.0)	(250.7)	(17.0)%
Income attributable to non-controlling interests	2.4	1.5	60.0%	5.2	3.6	44.4%

N/M = Not Meaningful

Corporate Expense

In 2011, the Human Resources Committee of the Board of Directors adopted the Project Renewal Incentive Plan (the “Plan”) – a plan designed to incent the Company’s leadership to undertake the cost savings initiatives proposed as part of a comprehensive program to streamline the Company’s operations that was launched in the fourth quarter of 2010. Under this Plan, the Company recorded $9.6 million and $11.6 million in expense for the quarter and six months ended June 30, 2011, respectively. The expenses are accrued in Corporate expense in the Consolidated Condensed Statement of Operations, but when paid, the relevant amounts will be charged to property operating expenses. Prior to the recording of expense under this Plan, Corporate expense declined by $2.3 million and $3.9 million for the quarter and six months ended June 30, 2011, primarily as a result of the Company’s cost savings initiatives.

Write-downs, reserves and recoveries

Write-downs, reserves and recoveries include various pre-tax charges to record certain long-lived tangible asset impairments, contingent liability or litigation reserves or settlements, costs associated with efficiency projects, project write-offs, demolition costs, permit remediation costs, recoveries of previously recorded reserves and other non-routine transactions. Given the nature of the transactions included within write-downs, reserves and recoveries, these amounts are not expected to be comparable from year to year, nor are the amounts expected to follow any particular trend from year to year.

For the quarter and six months ended June 30, 2011, total write-downs, reserves and recoveries were $23.0 million and $39.1 million, respectively, compared to $87.5 million and $92.8 million for the quarter and six months ended June 30, 2010. Amounts incurred during the quarter ended June 30, 2010 with no comparable amounts in 2011 were charges of $25.0 million for legal reserves relating to a previously disclosed contingency, and $52.2 million to fully reserve a note receivable balance related to a venture for development of a casino project in Philadelphia.

Remediation costs for the quarter and six months ended June 30, 2011 were $2.8 million and $4.0 million, respectively, compared to $8.1 million and $16.9 million for the quarter and six months ended June 30, 2010 and relate to projects at certain Las Vegas properties. These costs have decreased for both the quarter and six months ended June 30, 2011 when compared to the 2010 periods due to lower current activity in remediation projects.

Efficiency projects represent costs incurred to identify and implement efficiency programs aimed at stream-lining corporate and operating functions to achieve cost savings and efficiencies. Costs related to efficiency projects totaled $13.5 million and $0.2 million during the quarters ended June 30, 2011 and 2010, respectively. Costs related to efficiency projects for the six months ended June 30, 2011, totaled $25.0 million. The increase in efficiency projects expense relates to the Company’s initiative that commenced during the fourth quarter of 2010. Costs related to efficiency projects for the six months ended June 30, 2010, totaled $0.6 million.

Costs related to the flood insurance deductibles are the result of the temporary closings of certain properties during the quarter ended June 30, 2011 and totaled $4.4 million.

Other write-downs, reserves and recoveries for the six months ended June 30, 2010 included the release of a $4.8 million reserve for excise tax for which the statute of limitations expired and was recorded in the first quarter of 2010.

Impairment of intangible assets

During the fourth quarter of each year, we perform annual assessments for impairment of goodwill and other intangible assets that are not subject to amortization as of September 30. We perform assessments for impairment of goodwill and other intangible assets more frequently if impairment indicators exist. Due to the relative impact of weak economic conditions on certain properties, we performed interim assessments of goodwill and certain intangible assets for impairment during the second quarter of 2010. These interim assessments resulted in impairment charges of $100.0 million recorded during the second quarter of 2010. For the quarter ended June 30, 2011, there were no impairment indicators therefore, an interim assessment was not required.

Acquisition and integration costs

Acquisition and integration costs for the six months ended June 30, 2010 included costs in connection with our acquisition of Planet Hollywood and costs associated with other potential development and investment activities.

Amortization of intangible assets

Amortization of intangible assets was lower for the quarter and six months ended June 30, 2011 when compared to the same period in 2010 due to lower intangible asset balances as a result of certain contract rights being fully amortized during 2010.

Interest expense

Interest expense increased by $90.7 million and $97.2 million for the quarter and six months ended June 30, 2011, respectively compared to the same periods in 2010 due primarily to changes in fair value of derivative instruments and additional amortization of deferred losses frozen in AOCL, partially offset by lower fixed payment rates on outstanding swaps. Interest expense for the quarter ended June 30, 2011, as a result of interest rate swap agreements and interest rate cap agreements, includes (i) $14.2 million of expense due to measured ineffectiveness and amounts excluded from effectiveness testing for derivatives designated as hedging instruments; (ii) $8.5 million of expense due to changes in fair value for derivatives not designated as hedging instruments; and (iii) $2.5 million of expense due to amortization of deferred losses frozen in Accumulated Other Comprehensive Loss (“AOCL”). Interest expense for the six months ended June 30, 2011, as a result of interest rate swap agreements and interest rate cap agreements, includes (i) $4.4 million of expense due to measured ineffectiveness and amounts excluded from effectiveness testing for derivatives designated as hedging instruments; (ii) $4.4 million of expense due to changes in fair value for derivatives not designated as hedging instruments; and (iii) $5.0 million of expense due to amortization of deferred losses frozen in AOCL.

Losses on early extinguishment of debt

Both the quarter and six months ended June 30, 2010 include losses on early extinguishments of debt of $4.6 million related to an offering we completed which retired outstanding senior and senior subordinated notes.

Other income

As a result of the cancellation of our debt investment in certain predecessor entities of PHW Las Vegas in exchange for the equity of PHW Las Vegas, the Company recognized a gain of $7.1 million in the first quarter of 2010 to adjust our investment to reflect the estimated fair value of consideration paid for the acquisition. This gain is reflected in Other income, including interest income, in our Consolidated Condensed Statement of Operations for the six months ended June 30, 2010 . In addition, other income for all periods presented included insurance policy proceeds related to the Company’s deferred compensation plan.

LIQUIDITY AND CAPITAL RESOURCES

Cost Savings Initiatives

During the fourth quarter of 2010, Caesars Entertainment launched a new initiative to attempt to reinvent certain aspects of its functional and operating units in an effort to gain significant further cost reductions and streamline our operations.

In accordance with our shared services agreement with Caesars Entertainment, $113.0 million in estimated future cost savings have been allocated to CEOC. In addition, CEOC has realized cost savings of $60.4 million and $106.7 million during the quarter and six months ended June 30, 2011, respectively.

Capital Spending and Development

In addition to the development and expansion projects discussed in the “Regional Operating Results” section, we also perform on-going refurbishment and maintenance at our casino entertainment facilities to maintain our quality standards, and we continue to pursue development and acquisition opportunities for additional casino entertainment facilities that meet our strategic and return on investment criteria. Prior to the receipt of necessary regulatory approvals, the costs of pursuing development projects are expensed as incurred. Construction-related costs incurred after the receipt of necessary approvals are capitalized and depreciated over the estimated useful life of the resulting asset. Project opening costs are expensed as incurred.

Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion and the commencement of operations of casino entertainment development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in our debt agreements. Cash needed to finance projects currently under development as well as additional projects being pursued is expected to be made available from operating cash flows, established debt programs, joint venture partners, specific project financing, guarantees of third-party debt and additional debt offerings. Our capital spending for the six months ended June 30, 2011, totaled $78.6 million.

Estimated total capital expenditures for 2011, including expenditures associated with portions of Project Linq and Project Octavius, are expected to be between $360.0 million and $400.0 million.

Liquidity

We use cash in operating activities, as reflected on the Consolidated Statements of Cash Flows in our unaudited consolidated condensed financial statements. We use funds provided by financing activities to balance our cash requirements for our operations, to fund debt service, to reinvest in existing properties for both refurbishment and expansion projects and to pursue additional growth opportunities via new development.

Our ability to fund our operations, pay our debt obligations and fund planned capital expenditures depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities. We believe that our cash and cash equivalents balance, our cash flows from operations and the financing sources discussed herein will be sufficient to meet our normal operating requirements during the next twelve months and to fund capital expenditures. In addition, we may consider issuing additional debt in the future to refinance existing debt or to finance specific capital projects. In connection with the Acquisition, we incurred substantial additional debt, which has significantly impacted our financial position.

We cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may have to reduce or delay refurbishment and expansion projects, reduce expenses, sell assets or attempt to restructure our debt. In addition, we have pledged a significant portion of our assets as collateral under certain of our debt agreements, and if any of those lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Our cash and cash equivalents totaled $649.9 million at June 30, 2011, compared to $619.1 million at December 31, 2010.

Subsequent to the filing of Exhibit 99.1 to our annual report on Form 10-K for the year ended December 31, 2010, in the first quarter of 2011 we determined that approximately $16.5 million reported as cash and cash equivalents as of December 31, 2010 should have been reported as either current or non-current restricted cash of CEOC at that date. At June 30, 2011 CEOC has $474.6 million of current and non-current restricted cash, which is included in our Consolidated Condensed Balance Sheet as $56.1 million of Prepayments and other current assets and $418.5 million of Restricted cash, respectively. Restricted cash consists of cash reserved under loan agreements for development projects and certain expenditures incurred in the normal course of business, such as real estate taxes, property insurance and capital improvements. The Condensed Consolidated Statement of Cash Flows for CEOC for the six months ended June 30, 2011 includes $474.6 million of investing cash outflows for the funding of restricted cash balances, including the $16.5 million of restricted cash funded prior to 2011. Management determined in the first quarter 2011 that reclassifying the cash balances on the balance sheet and reporting the aggregate investing cash outflows was not a material correction of Exhibit 99.1 to our 2010 financial statements.

Capital Resources

The majority of our debt is due in 2015 and beyond. Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows and from borrowings under our established debt programs. Long-term obligations are expected to be paid through operating cash flows, refinancing of debt, joint venture partners or, if necessary, additional debt offerings.

The following table presents our long-term and intercompany debt as of June 30, 2011 and December 31, 2010:

Detail of Debt (dollars in millions)	Final Maturity		Rate(s) at June 30, 2011	Face Value at June 30, 2011	Book Value at June 30, 2011	Book Value at Dec. 31, 2010
Credit Facilities
Term Loans B1-B3	2015		3.19%-3.31%	$5,007.2	$5,007.2	$5,815.1
Term Loan B4	2016		9.50%	985.0	964.7	968.3
Term Loan B5	2018		4.44%-4.47%	1,222.7	1,217.8	—
Revolving Credit Facility	2014		—	—	—	—
Secured Debt
Senior Secured Notes	2017		11.25%	2,095.0	2,052.1	2,049.7
Second-Priority Senior Secured Notes	2018		12.75%	750.0	741.7	741.3
Second-Priority Senior Secured Notes	2018		10.0%	4,553.1	2,078.8	2,033.3
Second-Priority Senior Secured Notes	2015		10.0%	214.8	160.0	156.2
Chester Downs term loan	2016		12.375%	238.3	228.9	237.5
PHW Las Vegas senior secured loan	2015	*	3.05%	517.7	423.5	423.8
Linq/Octavius Senior Secured Loan	2017		9.25%	450.0	445.6	—
Other, various maturities	Various		4.25%-6.0%	0.7	0.7	1.4
Subsidiary-guaranteed Debt
Senior Notes	2016		10.75%	478.6	478.6	478.6
Senior PIK Toggle Notes	2018		10.75%/11.5%	11.1	11.1	10.5
Unsecured Senior Debt
5.375%	2013		5.375%	125.2	105.0	101.6
7.0%	2013		7.0%	0.6	0.6	0.6
5.625%	2015		5.625%	791.8	606.3	588.8
6.5%	2016		6.5%	573.2	428.5	418.5
5.75%	2017		5.75%	538.8	366.5	357.9
Floating Rate Contingent Convertible Senior Notes	2024		0.303%	0.2	0.2	0.2
Other Unsecured Borrowings
5.3% special improvement district bonds	2035		5.3%	65.7	65.7	67.1
LIBOR plus 3.0% **	2014		3.19%	310.2	310.2	500.0
Other	Various		Various	1.0	1.0	1.0
Capitalized Lease Obligations
6.42%-9.8%	to 2020		6.42%-9.8%	8.9	8.9	9.4

Total debt				18,939.8	15,703.6	14,960.8
Current portion of long-term debt				(44.6)	(44.6)	(55.6)

Long-term debt				$18,895.2	$15,659.0	$14,905.2

*	The Planet Hollywood Las Vegas senior secured loan is subject to extension options moving its maturity from 2011 to 2015, subject to certain conditions.
**	Note payable to Caesars Entertainment.

As of June 30, 2011, book values are presented net of unamortized discounts of $3,236.5 million and unamortized premiums of $0.4 million. Book values as of December 31, 2010 are presented net of unamortized discounts of $3,333.8 million.

Our current maturities of debt include required interim principal payments on each of our Term Loans, our Chester Downs term loans, and the special improvement district bonds. The PHW Las Vegas senior secured loan has not been included in current maturities of debt as of June 30, 2011 based upon the Company’s ability and intent to exercise its options to extend the maturity of this loan.

In August 2008, Caesars Entertainment Corporation and CEOC entered into an agreement whereby Caesars Entertainment established a revolving credit facility in favor of CEOC pursuant to which Caesars Entertainment will make one or more unsecured loans to CEOC in a maximum principal amount not to exceed $200.0 million outstanding at any time. On February 24, 2011, the CEC Board of Directors approved an increase in the maximum amount to $750.0 million. The entire outstanding amount, plus any accrued and unpaid interest, matures on January 29, 2014, and bears interest at a rate per annum equal to LIBOR, as defined in the CEOC Credit Agreement, plus 3.0 percent. Interest is payable annually in arrears or, at CEOC’s election such interest may be added to the loan balance owed to Caesars Entertainment. There was $500.0 million outstanding under the agreement at December 31, 2010. During the quarter ended March 31, 2011, Caesars Entertainment contributed $220.8 million of the previously outstanding loan balance which increased Caesars Entertainment’s equity in CEOC. As a result of net additional borrowings of approximately $31 million during the quarter ended June 30, 2011, there is $310.2 million outstanding under the agreement at June 30, 2011.

Credit Agreement

In connection with the Acquisition, CEOC entered into the senior secured credit facilities (the “Credit Facilities”). This financing is neither secured nor guaranteed by Caesars Entertainment’s other direct, wholly-owned subsidiaries.

On May 20, 2011, CEOC amended its Credit Facilities to, among other things: (i) allow CEOC to buy back loans from individual lenders at negotiated prices at any time, which may be less than par, (ii) allow CEOC to extend the maturity of term loans or revolving commitments, as applicable, and for CEOC to otherwise modify the terms of loans or revolving commitments in connection with such an extension and (iii) modify certain other provisions of the credit facilities. CEOC also extended its Credit Facilities by (i) converting $799.4 million of B-1, B-2 and B-3 term loans held by consenting lenders to B-5 term loans with an extended maturity date of January 28, 2018 and a higher interest rate with respect to such extended term loans (the “Extended Term Loans”) and (ii) converting $423.3 million of revolver commitments held by consenting lenders to Extended Term Loans.

As of June 30, 2011, our Credit Facilities provide for senior secured financing of up to $8,421.7 million, consisting of (i) senior secured term loan facilities in an aggregate principal amount of $7,214.9 million with $5,007.2 million maturing on January 28, 2015 $985.0 million maturing on October 31, 2016, (the $985.0 million borrowing defined as the “Incremental Loans”) and $1,222.7 million maturing on January 28, 2018 and (ii) a senior secured revolving credit facility in an aggregate principal amount of up to $1,206.8 million, maturing January 28, 2015, including both a letter of credit sub-facility and a swingline loan sub-facility. The term loans under the Credit Facilities require scheduled quarterly payments of $5.9 million, with the balance due at maturity. A total of $7,214.9 million face amount of borrowings were outstanding under the Credit Facilities as of June 30, 2011, with $127.1 million of the revolving credit facility committed to outstanding letters of credit. After consideration of these borrowings and letters of credit, $1,079.7 million of additional borrowing capacity was available to the Company under its revolving credit facility as of June 30, 2011.

PHW Las Vegas senior secured loan

On February 19, 2010, CEOC acquired 100% of the equity interests of PHW Las Vegas, which owns the Planet Hollywood Resort and Casino located in Las Vegas, Nevada. In connection with this transaction, PHW Las Vegas assumed a $554.3 million, face value, senior secured loan, and a subsidiary of CEOC canceled certain debt issued by PHW Las Vegas’ predecessor entities. The outstanding amount is secured by the assets of PHW Las Vegas, and is non-recourse to other subsidiaries of the Company.

In connection with the transaction and the assumption of debt, PHW Las Vegas entered into the Amended and Restated Loan Agreement with Wells Fargo Bank, N.A., as trustee for The Credit Suisse First Boston Mortgage Securities Corp. Commercial Mortgage Pass-Through Certificates, Series 2007-TFL2 (“Lender”). The maturity date for this loan is December 2011, with two extension options (subject to certain conditions), which, if exercised, would extend maturity until April 2015. PHW Las Vegas is an unrestricted subsidiary of CEOC and therefore not a borrower under CEOC’s Credit Facilities. A subsidiary of CEOC manages the property for PHW Las Vegas for a fee.

PHW Las Vegas may, at its option, voluntarily prepay the loan in whole or in part upon twenty (20) days prior written notice to Lender. PHW Las Vegas is required to prepay the loan in (i) the amount of any insurance proceeds received by Lender for which Lender is not obligated to make available to PHW Las Vegas for restoration in accordance with the terms of the Amended and Restated Loan Agreement, (ii) the amount of any proceeds received from the operator of the timeshare property adjacent to the Planet Hollywood Resort and Casino, subject to the limitations set forth in the Amended and Restated Loan Agreement and (iii) the amount of any excess cash remaining after application of the cash management provisions of the Amended and Restated Loan Agreement.

Octavius and LINQ Projects

On April 25, 2011, Caesars Entertainment, together with certain indirect wholly-owned subsidiaries of the Company (the “Borrowers”) entered into a credit agreement (the “Credit Agreement”) pursuant to which the Borrowers incurred financing to complete the Octavius Tower at Caesars Palace Las Vegas (“Project Octavius”) and to develop a retail, dining and entertainment corridor located between the Imperial Palace Hotel and Casino and the Flamingo Las Vegas on the Las Vegas strip (“Project Linq” and, together with Project Octavius, the “Development”). The Credit Agreement provides for a $450.0 million senior secured term facility (the “Term Facility”) with a six-year maturity, which is secured by all material assets of the Borrowers. The proceeds of the Term Facility will be used by the Borrowers to finance the Development and to pay fees and expenses incurred in connection with the Term Facility and the transactions related thereto.

As a condition to the provision of the Term Facility, Caesars Entertainment provided a completion guarantee (the “Completion Guaranty”) with respect to the Development, which guarantees completion of the construction of the Development, availability of contemplated working capital and receipt of material permits and licenses necessary to open and operate the Development. The maximum liability of Caesars Entertainment under the completion guarantee is $25.0 million in respect of Project Octavius and $75.0 million in respect of Project Linq.

In connection with the Development and the Term Facility, Caesars Entertainment has contributed the existing Octavius Tower and related assets to one of the Borrowers. In August 2011, Caesars Entertainment completed the contribution of the existing O’Shea’s casino (adjacent to the Flamingo Las Vegas) and related real property and other assets comprising the components of Project Linq to one of the Borrowers. In connection with Project Octavius, one of the Borrowers leases the Octavius Tower to a wholly-owned subsidiary of CEOC. Upon completion of Project Linq, one of the Borrowers will lease the gaming space in Project Linq to a wholly-owned subsidiary of CEOC. The total lease payments will be $50.0 million annually once the Development is open. CEOC has guaranteed certain of the obligations of the lessees under the Project Octavius and Project Linq leases described above.

Pursuant to the Credit Agreement, Caesars Entertainment is required to make cash contributions to the Borrowers from time to time to fund a total equity commitment to the Development of $76.0 million. In addition, from time to time, Caesars Entertainment may be required to make additional cash contributions to the Borrowers to fund certain portions of the Development upon the occurrence of certain conditions. In addition to potential contributions pursuant to the Completion Guaranty, Caesars Entertainment has guaranteed all payments of interest under the Term Facility until the commencement of operations of the Octavius Tower and Project Linq and guaranteed the performance of the Borrowers of the first lien leverage ratio maintenance covenant (the “Performance Guarantee”) by agreeing, upon certain conditions, to make cash equity contributions to the Borrowers from time to time pursuant to the terms of the Term Facility. The maximum liability of Caesars Entertainment under the performance guarantee is $50.0 million. Except in the circumstances described above, neither Caesars Entertainment nor CEOC has any material obligations under the Term Facility, and the Term Facility is non-recourse to Caesars Entertainment or CEOC.

The Credit Agreement requires that the Borrowers maintain certain reserve funds in respect of furniture, fixtures, and equipment, capital improvements, interest service, taxes and insurance. Amounts deposited into the specified reserve funds represent restricted cash. In addition the Credit Agreement requires up to 50.0 percent of excess cash flow (as defined in the agreement), depending on the Senior Secured Leverage Ratio for that period, be applied to prepay the Term Facility.

Other Financing Transactions

On October 8, 2010, Chester Downs and Marina LLC (“Chester Downs”), a majority-owned subsidiary of CEOC and owner of Harrah’s Chester, amended its existing senior secured term loan facility to obtain an additional $40.0 million term loan. The additional loan has substantially the same terms as the existing term loan with respect to interest rates, maturity and security.

Exchange Offers, Debt Purchases and Open Market Purchases

From time to time, we may retire portions of our outstanding debt in open market purchases, privately negotiated transactions or otherwise. These purchases will be funded through available cash from operations and from our established debt programs. Such purchases are dependent on prevailing market conditions, the Company’s liquidity requirements, contractual restrictions and other factors.

Issuances and Redemptions

During the second quarter of 2010, CEOC completed the offering of $750.0 million aggregate principal amount of 12.75 percent second-priority senior secured notes due 2018 and used the proceeds of this offering to redeem or repay the following outstanding debt:

Debt (dollars in millions)	Maturity	Interest Rate	Face Value
5.5% Senior Notes	2010	5.5%	$191.6
8.0% Senior Notes	2011	8.0%	13.2
8.125% Senior Subordinated Notes	2011	8.125%	12.0
Revolving Credit Facility	2014	3.23%-3.25%	525.0

In connection with the retirement of the outstanding senior and senior subordinated notes above, CEOC recorded a pre-tax loss of $4.7 million during the second quarter of 2010.

On June 3, 2010, Caesars announced an agreement under which affiliates of each of Apollo, TPG and Paulson & Co. Inc. (“Paulson”) were to exchange approximately $1,118.3 million face amount of debt for approximately 15.7 percent of the common equity of Caesars Entertainment, subject to regulatory approvals and certain other conditions. In connection with the transaction, Apollo, TPG, and Paulson purchased approximately $835.4 million, face amount, of CEOC notes that were held by another subsidiary of Caesars Entertainment for aggregate consideration of approximately $557.0 million, including accrued interest. The notes that were purchased, together with $282.9 million face amount of notes they had previously acquired, were exchanged for equity in the fourth quarter of 2010. The notes exchanged for equity are held by a subsidiary of Caesars Entertainment and remain outstanding for purposes of CEOC.

Interest and Fees

Borrowings under the Credit Facilities, other than borrowings under the Incremental Loans and the Extended Term Loans, bear interest at a rate equal to the then-current LIBOR rate or at a rate equal to the alternate base rate, in each case plus an applicable margin. As of June 30, 2011, the Credit Facilities, other than borrowings under the Incremental Loans and the Extended Term Loans, bore interest at LIBOR plus 300 basis points for the term loans. The revolver loan bore interest at LIBOR plus 300 basis points or the alternate base rate plus 200 basis points. The swingline loan bore interest at the alternate base rate plus 150 basis points.

Borrowings under the Incremental Loans bear interest at a rate equal to either the alternate base rate or the greater of i) the then-current LIBOR rate or ii) 2.0 percent; in each case plus an applicable margin. At June 30, 2011, borrowings under the Incremental Loans bore interest at the minimum base rate of 2.0 percent, plus 750 basis points.

Borrowings under the Extended Term Loans bear interest at a rate equal to either the alternate base rate or the then-current LIBOR rate, plus an applicable margin. At June 30, 2011, borrowings under the Extended Term Loans bore interest at LIBOR plus 425 basis points.

In addition, on a quarterly basis, we are required to pay each lender (i) a commitment fee in respect of any unborrowed amounts under the revolving credit facility and (ii) a letter of credit fee in respect of the aggregate face amount of outstanding letters of credit under the revolving credit facility. As of June 30, 2011, the Credit Facilities bore a commitment fee for unborrowed amounts of 50 basis points.

Our Senior Secured Notes, including the Second-Priority Senior Secured Notes, and our unsecured debt have semi-annual interest payments, with the majority of those payments on June 15 and December 15.

The amount outstanding under the PHW Las Vegas senior secured loan bears interest, payable to third party lenders on a monthly basis, at a rate per annum equal to LIBOR plus 1.530%. Interest only participations of PHW Las Vegas bear interest at a fixed rate equal to $7.3 million per year, payable to the subsidiary of CEOC that owns such participations.

The Linq/Octavius Term Facility bears interest at a rate equal to either the alternate base rate, plus an applicable margin or the greater of (i) the then-current LIBOR rate and (ii) 1.25 percent, plus an applicable margin. At June 30, 2011, borrowings under the agreement bore interest at 1.25 percent, plus 800 basis points.

Collateral and Guarantors

CEOC’s Credit Facilities are guaranteed by Caesars Entertainment, and are secured by a pledge of CEOC’s capital stock and by substantially all of the existing and future property and assets of CEOC and its material, wholly-owned domestic subsidiaries, including a pledge of the capital stock of CEOC’s material, wholly-owned domestic subsidiaries and 65.0 percent of the capital stock of the first-tier foreign subsidiaries, in each case subject to exceptions. The following casino properties have mortgages under the Credit Facilities:

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Bally’s Atlantic City	Harrah’s New Orleans	Harrah’s St. Louis
Bally’s Las Vegas	Caesars Atlantic City	(Hotel only)	Harrah’s Council Bluffs
Imperial Palace	Showboat Atlantic City	Harrah’s Louisiana Downs	Horseshoe Council Bluffs/
Bill’s Gamblin’ Hall & Saloon		Horseshoe Bossier City	Bluffs Run
Harrah’s Tunica
Horseshoe Tunica
Tunica Roadhouse Hotel & Casino

Illinois/Indiana	Other Nevada
Horseshoe Southern Indiana	Harrah’s Reno
Harrah’s Metropolis	Harrah’s Lake Tahoe
Horseshoe Hammond	Harveys Lake Tahoe

Additionally, certain undeveloped land in Las Vegas also is mortgaged.

In connection with PHW Las Vegas’ Amended and Restated Loan Agreement, Caesars Entertainment entered into a Guaranty Agreement (the “Guaranty”) for the benefit of the Lender pursuant to which Caesars Entertainment guaranteed to the Lender certain recourse liabilities of PHW Las Vegas. Caesars Entertainment’s maximum aggregate liability for such recourse liabilities is limited to $30.0 million provided that such recourse liabilities of PHW Las Vegas do not arise from (i) events, acts, or circumstances that are actually committed by, or voluntarily or willfully brought about by Caesars Entertainment or (ii) event, acts, or circumstances (regardless of the cause of the same) that provide actual benefit (in cash, cash equivalent, or other quantifiable amount) to the Registrant, to the full extent of the actual benefit received by the Registrant. Pursuant to the Guaranty, Caesars Entertainment is required to maintain a net worth or liquid assets of at least $100.0 million.

Restrictive Covenants and Other Matters

The Credit Facilities require compliance on a quarterly basis with a maximum net senior secured first lien debt leverage test. In addition, the Credit Facilities include negative covenants, subject to certain exceptions, restricting or limiting CEOC’s ability and the ability of its restricted subsidiaries to, among other things: (i) incur additional debt; (ii) create liens on certain assets; (iii) enter into sale and lease-back transactions; (iv) make certain investments, loans and advances; (v) consolidate, merge, sell or otherwise dispose of all or any part of its assets or to purchase, lease or otherwise acquire all or any substantial part of assets of any other person; (vi) pay dividends or make distributions or make other restricted payments; (vii) enter into certain transactions with its affiliates; (viii) engage in any business other than the business activity conducted at the closing date of the loan or business activities incidental or related thereto; (ix) amend or modify the articles or certificate of incorporation, by-laws and certain agreements or make certain payments or modifications of indebtedness; and (x) designate or permit the designation of any indebtedness as “Designated Senior Debt.”

Caesars Entertainment is not bound by any financial or negative covenants contained in CEOC’s credit agreement, other than with respect to the incurrence of liens on and the pledge of its stock of CEOC.

All borrowings under the senior secured revolving credit facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties, and the requirement that such borrowing does not reduce the amount of obligations otherwise permitted to be secured under our new senior secured credit facilities without ratably securing the retained notes.

The PHW Las Vegas senior secured loan requires that the Company maintain certain reserve funds in respect of furniture, fixtures, and equipment, capital improvements, interest service, taxes and insurance. Certain amounts deposited into the specified reserve funds represent restricted cash.

Certain covenants contained in CEOC’s credit agreement require the maintenance of a senior first priority secured debt to last twelve months (LTM) Adjusted EBITDA (“Earnings Before Interest, Taxes, Depreciation and Amortization”), as defined in the agreements, ratio (“Senior Secured Leverage Ratio”). Our credit agreement excludes from the Senior Secured Leverage Ratio (a) the $1,375.0 million Original First Lien Notes issued June 15, 2009 and the $720.0 million Additional First Lien Notes issued on September 11, 2009 and (b) up to $350.0 million aggregate principal amount of consolidated debt of subsidiaries that are not wholly owned subsidiaries. Certain covenants contained in CEOC’s credit agreement governing its senior secured credit facilities, the indenture and other agreements governing CEOC’s 10.0% Second-Priority Senior Secured Notes due 2015 and 2018, and our first lien notes restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges, senior secured debt to LTM Adjusted EBITDA and consolidated debt to LTM Adjusted EBITDA ratios. The covenants that restrict additional indebtedness and the ability to make future acquisitions require an LTM Adjusted EBITDA to Fixed Charges ratio (measured on a trailing four-quarter basis) of 2.0:1.0. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.

The indenture and other agreements governing our cash pay debt and PIK toggle debt limit CEOC’s (and most of its subsidiaries’) ability to among other things: (i) incur additional debt or issue certain preferred shares; (ii) pay dividends or make distributions in respect of our capital stock or make other restricted payments; (iii) make certain investments; (iv) sell certain assets; (v) with respect to CEOC only, engage in any business or own any material asset other than all of the equity interest of CEOC so long as certain investors hold a majority of the notes; (vi) create or permit to exist dividend and/or payment restrictions affecting its restricted subsidiaries; (vii) create liens on certain assets to secure debt; (viii) consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; (ix) enter into certain transactions with its affiliates; and (x) designate its subsidiaries as unrestricted subsidiaries. Subject to certain exceptions, the indenture governing the notes and the agreements governing the other cash pay debt and PIK toggle debt will permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

Derivative Instruments

Derivative Instruments - Interest Rate Swap Agreements

We use interest rate swaps to manage the mix of our debt between fixed and variable rate instruments. As of June 30, 2011 we have entered into eight interest rate swap agreements for notional amounts totaling $5,750.0 million. The difference to be paid or received under the terms of the interest rate swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received pursuant to the terms of the interest rate swap agreements will have a corresponding effect on future cash flows. The major terms of the interest rate swap agreements as of June 30, 2011 are as follows:

Effective Date	Notional Amount (in millions)	Fixed Rate Paid	Variable Rate Received as of June 30, 2011	Next Reset Date	Maturity Date
April 25, 2011	$250.0	1.351%	0.186%	July 25, 2011	January 25, 2015
April 25, 2011	250.0	1.347%	0.186%	July 25, 2011	January 25, 2015
April 25, 2011	250.0	1.350%	0.186%	July 25, 2011	January 25, 2015
January 25, 2011	1,000.0	3.233%	0.274%	July 25, 2011	January 25, 2015
April 25, 2011	1,000.0	3.315%	0.274%	July 25, 2011	January 25, 2015
January 25, 2011	1,000.0	3.915%	0.274%	July 25, 2011	January 25, 2015
April 25, 2011	1,000.0	3.385%	0.274%	July 25, 2011	January 25, 2015
January 25, 2011	1,000.0	3.935%	0.274%	July 25, 2011	January 25, 2015

The variable rate on our interest rate swap agreements did not materially change as a result of the July 25, 2011 reset.

During the second quarter of 2011, the Company completed transactions to amend and extend certain swap contracts. A $1,000.0 million swap was modified to change the fixed payment rate from 4.172 percent and the maturity date from April 25, 2012. Two $2,000.0 million swaps were split into four $1,000.0 million tranches. The terms were modified to change the fixed payment rates from 4.276 percent and 4.263 percent and the maturity dates from April 25, 2013. The amended payment rates and maturity dates are shown in the table above.

In connection with the transactions to amend and extend the swap contracts, we removed the cash flow hedging designation for those swap agreements, freezing the amount of deferred losses recorded in Accumulated Other Comprehensive Loss (“AOCL”). We are amortizing deferred losses from the amend and extend transactions and other amounts previously frozen in AOCL into income over the original remaining term of the hedged forecasted transactions that are still considered to be probable of occurring. For the quarter and six months ended June 30, 2011, we amortized $14.3 million and $16.4 million, respectively, out of AOCL to interest expense. We will amortize an additional $79.0 million out of AOCL to interest expense over the next twelve months.

During the second quarter of 2011, we re-designated $4,310.1 million of the amended swap contracts as cash flow hedging instruments. To qualify for cash flow hedge accounting, the total designated swap amounts must match the critical terms such as notional amounts, benchmark interest rates and payment dates of the corresponding debt. At June 30, 2011, $5,060.1 million of our total interest rate swap agreements notional amount of $5,750.0 million are designated as hedging instruments for accounting purposes. Any future changes in fair value of the portion of the interest rate swap agreement not designated as a hedging instrument will be recognized in interest expense during the period in which the changes in value occur.

Derivative Instruments - Interest Rate Cap Agreements

On April 5, 2010, as required under the PHW Las Vegas Amended and Restated Loan Agreement, we entered into an interest rate cap agreement to partially hedge the risk of future increases in the variable interest rate of the PHW Las Vegas senior secured loan. The interest rate cap agreement is for a notional amount of $554.3 million at a LIBOR cap rate of 5.0 percent, and matures on December 9, 2011. To give proper consideration to the prepayment requirements of the PHW Las Vegas senior secured loan, we designated $525.0 million of the $554.3 million notional amount of the interest rate cap as a cash flow hedging instrument for accounting purposes. On May 1, 2011, we removed the cash flow hedging designation for the interest rate cap agreement. Any subsequent change in fair value is recognized in interest expense during the period in which the change in value occurs.

The following table represents the fair values of derivative instruments in the Consolidated Condensed Balance Sheets as of June 30, 2011 and December 31, 2010:

	Asset Derivatives				Liability Derivatives
	2011		2010		2011		2010
(In millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments
Interest Rate Swaps		$—		$—	Accrued expenses	$—		$(21.6)
Interest Rate Swaps	Deferred charges and other	—		11.6	Deferred credits and other	(341.5)	Deferred credits and other	(305.5)

Subtotal		—		11.6		(341.5)		(327.1)
Derivatives not designated as hedging instruments
Interest Rate Swaps		—		—	Deferred credits and other	(13.4)	Deferred credits and other	(32.2)

Total Derivatives		$—		$11.6		$(354.9)		$(359.3)

The following table represents the effect of derivative instruments in the Consolidated Condensed Statements of Operations for the quarters ended June 30, 2011 and 2010 for amounts transferred into or out of AOCL:

(In millions)	Amount of (Gain) or Loss Recognized in AOCL (Effective Portion)		Location of (Gain) or Loss Reclassified From AOCL Into Income (Effective Portion)	Amount of (Gain) or Loss Reclassified from AOCL into Income (Effective Portion)		Location of (Gain) or Loss Recognized in Income (Ineffective Portion)	Amount of (Gain) or Loss Recognized in Income (Ineffective Portion)
Derivatives designated as hedging instruments	Quarter Ended Jun. 30, 2011	Quarter Ended Jun. 30, 2010		Quarter Ended Jun. 30, 2011	Quarter Ended Jun. 30, 2010		Quarter Ended Jun. 30, 2011	Quarter Ended Jun. 30, 2010
Interest rate contracts	$44.7	$69.1	Interest expense	$2.5	$2.4	Interest expense	$14.2	$(63.2)

(In millions)		Amount of (Gain) or Loss Recognized in Income
Derivatives not designated as hedging instruments	Location of (Gain) or Loss Recognized in Income	Quarter Ended Jun. 30, 2011	Quarter Ended Jun. 30, 2010
Interest rate contracts	Interest expense	$8.5	$1.0

The following table represents the effect of derivative instruments in the Consolidated Condensed Statements of Operations for the six months ended June 30, 2011 and 2010 for amounts transferred into or out of AOCL:

(In millions)	Amount of (Gain) or Loss Recognized in AOCL (Effective Portion)		Location of (Gain) or Loss Reclassified From AOCL Into Income (Effective Portion)	Amount of (Gain) or Loss Reclassified from AOCL into Income (Effective Portion)		Location of (Gain) or Loss Recognized in Income (Ineffective Portion)	Amount of (Gain) or Loss Recognized in Income (Ineffective Portion)
Derivatives designated as hedging instruments	Six Months Ended Jun. 30, 2011	Six Months Ended Jun. 30, 2010		Six Months Ended Jun. 30, 2011	Six Months Ended Jun. 30, 2010		Six Months Ended Jun. 30, 2011	Six Months Ended Jun. 30, 2010
Interest rate contracts	$(1.4)	$84.7	Interest expense	$5.0	$4.8	Interest expense	$4.4	$(59.6)

(In millions)		Amount of (Gain) or Loss Recognized in Income
Derivatives not designated as hedging instruments	Location of (Gain) or Loss Recognized in Income	Six Months Ended Jun. 30, 2011	Six Months Ended Jun. 30, 2010
Interest rate contracts	Interest expense	$4.4	$2.3

In addition to the impact on interest expense from amounts reclassified from AOCL, the difference to be paid or received under the terms of the interest rate swap agreements is recognized as interest expense and is paid quarterly. This cash settlement portion of the interest rate swap agreements increased interest expense for the quarters ended June 30, 2011 and 2010 by approximately $50.8 million and $68.0 million, respectively. This cash settlement portion of the interest rate swap agreements increased interest expense for the six months ended June 30, 2011 and 2010 by approximately $117.3 million and $134.5 million, respectively.

A change in interest rates on variable-rate debt will impact our financial results. For example, assuming a constant outstanding balance for our variable-rate debt, excluding the $5,060.1 million of variable-rate debt for which our interest rate swap agreements are designated as hedging instruments for accounting purposes, for the next twelve months, a hypothetical 1.0 percent increase in corresponding interest rates would increase interest expense for the twelve months following June 30, 2011 by approximately $24.5 million. At June 30, 2011, our weighted average USD LIBOR rate for our variable rate debt was 0.229 percent. A hypothetical reduction of this rate to zero percent would decrease interest expense for the next twelve months by approximately $5.6 million. At June 30, 2011, our variable-rate debt, excluding the aforementioned $5,060.1 million of variable-rate debt hedged using interest rate swap agreements, represents approximately 7.0 percent of our total debt, while our fixed-rate debt is approximately 93.0 percent of our total debt.

GUARANTEES OF THIRD-PARTY DEBT AND OTHER OBLIGATIONS AND COMMITMENTS

The tables below summarize, for the period from December 31, 2010 through June 30, 2011, significant additions to or reductions in our contractual obligations and other commitments through their respective maturity or ending dates, which were disclosed in the Supplemental Discussion of Caesars Entertainment Operating Company Results filed as Exhibit 99.1 to our Annual Report on Form 10-K/A for the year ended December 31, 2010.

Contractual Obligations (a)	Increase/ (Decrease)	Total
(In millions)
Face value of debt, including capital lease obligations	$645.3	$18,939.8
Estimated interest payments (b) (c)	(71.0)	8,930.3
Operating lease obligations	(5.1)	2,197.6
Purchase order obligations	9.8	53.0
State of Louisiana Guarantee (d)	(15.0)	—
Construction commitments	(9.1)	18.1
Community reinvestment	(3.3)	79.9
Entertainment obligations	88.9	151.1
Other contractual obligations	(3.2)	328.7

(a)	In addition to the contractual obligations disclosed in this table, we have unrecognized tax benefits that, based on uncertainties associated with the items, we are unable to make reasonably reliable estimates of the period of potential cash settlements, if any, with taxing authorities.
(b)	Estimated interest for variable rate debt is based on rates at June 30, 2011. Estimated interest includes the estimated impact of our interest rate swap and interest rate cap agreements.
(c)	Estimated interest assumes the extension of maturities of the PHW Las Vegas senior secured loan from 2011 to 2015, resulting in a net increase of interest of approximately $53.2 million.
(d)	In February 2008, we entered into an agreement with the State of Louisiana whereby we extended our guarantee of a $60.0 million annual payment obligation of Jazz Casino Company, LLC, our wholly-owned subsidiary and owner of Harrah’s New Orleans, to the State of Louisiana. The agreement ended March 31, 2011.

	Increase/
Other Commitments	(Decrease)	Total
(In millions)
Letters of credit	$7.3	$127.1
Minimum payments to tribes	(6.9)	10.0

The agreements pursuant to which we manage casinos on Indian lands contain provisions required by law that provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled repayments of borrowings for development costs and over the management fee earned and paid to the manager. In the event that insufficient cash flow is generated by the operations to fund this payment, we must pay the shortfall to the tribe. Subject to certain limitations as to time, such advances, if any, would be repaid to us in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. Our aggregate monthly commitment for the minimum guaranteed payments, pursuant to these contracts for the three managed Indian-owned facilities now open, which extend for periods of up to 42 months from June 30, 2011, is $1.2 million. Each of these casinos currently generates sufficient cash flows to cover all of its obligations, including its debt service.

DEBT COVENANT COMPLIANCE

Certain covenants contained in our credit agreement require the maintenance of a senior first priority secured debt to last twelve months (LTM) Adjusted EBITDA (“Earnings Before Interest, Taxes, Depreciation and Amortization”), as defined in the agreements, ratio (“Senior Secured Leverage Ratio”). Our credit agreement excludes from the Senior Secured Leverage Ratio (a) the $1,375.0 million Original First Lien Notes issued June 15, 2009 and the $720.0 million Additional First Lien Notes issued on September 11, 2009 and (b) up to $350.0 million aggregate principal amount of consolidated debt of subsidiaries that are not wholly owned subsidiaries. PHW Las Vegas is an unrestricted subsidiary of CEOC and therefore not a borrower under CEOC’s credit facilities. A subsidiary of CEOC manages the property for PHW Las Vegas for a fee.

Certain covenants contained in our credit agreement governing our senior secured credit facilities, the indenture and other agreements governing our 10.0 percent Second-Priority Senior Secured Notes due 2015 and 2018, and our first lien notes restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges, senior secured debt to LTM Adjusted EBITDA and consolidated debt to LTM Adjusted EBITDA ratios. The covenants that restrict additional indebtedness and the ability to make future acquisitions require an LTM Adjusted EBITDA to Fixed Charges ratio (measured on a trailing four-quarter basis) of 2.0:1.0. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.

We believe we are in compliance with our credit agreement and indentures, including the Senior Secured Leverage Ratio, as of June 30, 2011. If our LTM Adjusted EBITDA were to decline significantly from the level achieved at June 30, 2011, it could cause us to exceed the Senior Secured Leverage Ratio and could be an Event of Default under our credit agreement. However, we could implement certain actions in an effort to minimize the possibility of a breach of the Senior Secured Leverage Ratio, including reducing payroll and other operating costs, deferring or eliminating certain maintenance, delaying or deferring capital expenditures, or selling assets. In addition, under certain circumstances, our credit agreement allows us to apply the cash contributions received by CEOC as a capital contribution to cure covenant breaches. However, there is no guarantee that such contributions will be able to be secured.